Exhibit 99.14

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three and six months ended June 30, 2025

August 6, 2025

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

TABLE OF CONTENTS

PRESENTATION	2
FORWARD-LOOKING STATEMENTS	2
ACCOUNTING POLICIES	4
NON-GAAP MEASURES	4
BUSINESS OVERVIEW	7
HIGHLIGHTS	9
OUTLOOK	10
ENVIRONMENTAL, SOCIAL AND GOVERNANCE	12
BUSINESS PERFORMANCE MEASURES	16
SELECTED QUARTERLY FINANCIAL INFORMATION	22
REVIEW OF SELECTED OPERATING INFORMATION	24
RECONCILIATION OF NON-GAAP MEASURES	32
LIQUIDITY AND CAPITAL RESOURCES	33
CONTRACTUAL COMMITMENTS	35
UNITHOLDERS EQUITY AND DISTRIBUTIONS	35
INVESTMENT PROPERTY PORTFOLIO	36
INVESTMENT PROPERTY VALUATION	37
CASH FLOWS	38
UNITS OUTSTANDING	38
TRANSACTIONS WITH RELATED PARTIES	39
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	39
DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	40
FINANCIAL RISK MANAGEMENT	40
RISK FACTORS	41

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) of BSR Real Estate Investment Trust (the “REIT”, “BSR”, “we” and “our”) is prepared as of August 6, 2025, and outlines the REIT’s operating strategies, risk profile considerations, business outlook and analysis of its results of operations and financial condition for the three and six months ended June 30, 2025.

The REIT is an unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust of the REIT dated January 9, 2018, under the laws of the Province of Ontario, which was amended and restated on May 11, 2022 (the “Declaration of Trust”). The principal business of the REIT is to acquire and operate multi-family residential rental properties across the United States. The operations of the REIT commenced on May 18, 2018 when it completed an initial public offering (“IPO”) and indirectly acquired an interest in BSR Trust, LLC (“BSR Trust”) and 47 garden-style, multi-family communities. As of June 30, 2025, the REIT owned 25 multifamily garden-style residential properties consisting of 6,802 apartment units.

This MD&A should be read in conjunction with the REIT’s condensed consolidated interim financial statements and accompanying notes for the three and six months ended June 30, 2025, prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (the “IASB”) (“IFRS Accounting Standards” or “GAAP”), and the REIT’s consolidated financial statements and accompanying notes for the year ended December 31, 2024.

All amounts are stated in thousands of U.S. dollars, unless otherwise noted. This MD&A has been prepared based on information available to management as of August 6, 2025. Additional information about the REIT, including the REIT’s current Annual Information Form in respect of the year ended December 31, 2024 (the “AIF”), can be found on SEDAR+ at www.sedarplus.ca.

The registered office of the REIT is at 333 Bay Street, Suite 3400, Toronto, Ontario. The REIT’s trust units (“Units”) trade on the Toronto Stock Exchange (the “TSX”) in U.S. dollars under the symbol “HOM.U” and in Canadian dollars under the symbol “HOM.UN”.

FORWARD-LOOKING STATEMENTS

This MD&A of the REIT contains “forward-looking information” as defined under Canadian securities laws (collectively, “forward-looking statements”). This document should be read in conjunction with material contained in the REIT’s current consolidated financial statements along with the REIT’s other publicly filed documents. Forward-looking statements appear in this MD&A and include, but are not limited to, statements which reflect management’s expectations regarding objectives, plans, goals, strategies, future growth, results of operations, performance, business prospects, opportunities for the REIT (including exit or sale plans, acquisitions, portfolio expansion, capital recycling, capital redevelopment, property stabilizations and rental rate increases), macroeconomic and industry trends (including those relating to job growth, population growth, vacancy and home ownership rates) as well as any other forward-looking statements made within this MD&A. The words “plans”, “expects”, “does not expect”, “goals”, “seek”, “strategy”, “future”, “estimates”, “intends”, “anticipates”, “does not anticipate”, “projected”, “believes” or variations of such words and phrases or statements to the effect that certain actions, events or results “may”, “will”, “could”, “would”, “should”, “might”, “likely”, “occur”, “be achieved” or “continue” and similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking statements. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Such forward-looking statements are qualified in their entirety by the inherent risks, uncertainties and changes in circumstances surrounding future expectations which are difficult to predict and many of which are beyond the control of the REIT.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the REIT as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The REIT’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, assumptions relating to the REIT’s future growth potential, results of operations, demographic and industry trends, no changes in legislative or regulatory matters, the tax laws as currently in effect, a gradual recovery and growth of the general economy over 2025 and 2026, lease renewals and rental increases, the ability to re-lease or find new tenants, the timing and ability of the REIT to sell and acquire certain properties, project costs and timing, a continuing trend toward land use intensification at reasonable costs and development yields, including residential development in urban markets, access to equity and debt capital markets to fund, at acceptable costs, future capital requirements and to refinance debts as they mature, the availability of investment opportunities for growth in the REIT’s target markets, the valuations to be realized on property sales relative to current IFRS Accounting Standards values, the market price of the Units, and the anticipated benefits of recent property acquisitions and dispositions, and use of proceeds thereof.

When relying on forward-looking statements to make decisions, the REIT cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to:

•	the REIT’s ability to execute its growth strategies;
•	the impact of changing conditions in the U.S. multifamily housing market;
•	increasing competition in the U.S. multifamily housing market;
•	the effect of fluctuations and cycles in the U.S. real estate market;
•	the marketability and value of the REIT’s portfolio;
•	changes in the attitudes, financial condition and demand of the REIT’s demographic market;
•	fluctuation in interest rates and volatility in financial markets;
•	the impact of U.S. and global tariffs;
•	developments and changes in applicable laws and regulations;
•	the impact of climate change;
•	the impact of inflation; and
•	the impact of the economic environment

If any risks or uncertainties with respect to the above materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although management has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known or risk factors that management believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information.

Certain statements included in this MD&A are considered a “financial outlook” for purposes of applicable Canadian securities laws, and as such, the financial outlook may not be appropriate for purposes other than to understand management’s current expectations relating to the future growth of the REIT, as disclosed herein. These forward-looking statements have been approved by management to be made as at the date of this MD&A. Certain material factors, estimates or assumptions were applied in drawing a conclusion or making a forecast or projection as reflected in this MD&A and actual results could differ materially from such conclusions, forecasts or projections. There can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement. Except as expressly required by applicable Canadian securities law, the REIT assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

ACCOUNTING POLICIES

The REIT’s accounting policies are described in the consolidated financial statements for the year ended December 31, 2024. In applying these policies, in certain cases it is necessary to use estimates, which management determines using information available to the REIT at the time. Management reviews key estimates on a quarterly basis to determine their appropriateness and any change to these estimates is applied prospectively in compliance with IFRS Accounting Standards. Significant estimates are made with respect to the fair value of investment properties.

NON-GAAP MEASURES

In this MD&A, the REIT uses certain non-GAAP financial measures, non-GAAP ratios and certain real estate industry supplementary financial measures to measure, compare and explain the operating results and financial performance of the REIT. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance and we believe that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall financial performance of the REIT’s business. However, they do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with GAAP. Because non-GAAP financial measures, non-GAAP ratios and supplementary financial measures do not have standardized meanings prescribed under GAAP, securities regulators require that such measures be clearly defined, identified, and reconciled to their nearest GAAP measure. The reconciliations of the non-GAAP financial measures and non-GAAP ratios used in this MD&A are provided under “Reconciliation of Non-GAAP Measures”.

Net Operating Income and NOI Margin

Net operating income (“NOI”) is defined as total revenue from properties (i.e. rental revenue and other property income) less direct property operating expenses and realty taxes accounted for in accordance with IFRS Accounting Standards, except for adjustments related to IFRS Interpretations Committee – 21 Levies. NOI should not be construed as an alternative to net gain or loss determined in accordance with IFRS Accounting Standards. The REIT’s method of calculating NOI may differ from other issuers’ methods and, accordingly, may not be comparable to NOI reported by other issuers.

The REIT regards NOI as an important measure of the income generated from the income producing properties and is used by the REIT in evaluating the performance of the REIT’s properties. It is also a key input in determining the value of the REIT’s properties.

“NOI Margin” is defined as NOI divided by total revenue, as a percentage. Management believes that NOI Margin is a meaningful supplementary measure of operating performance of the REIT’s income producing properties. NOI Margin is an important measure of the percentage of income generated from the income producing properties and is used by the REIT in evaluating the performance of the portfolio.

Same Community and Non-Same Community

“Same Community” results are used by management to evaluate performances of investment properties owned by the REIT during comparative periods. Same Community results are a meaningful measure of operating performance because it allows management to assess rent growth and leasing activity of its portfolio on a same property basis and the impact of capital investments. The REIT calculates Same Community results for revenue, NOI, NOI Margin and certain operating metrics.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Same Community properties in this MD&A include the financial and operational results of stabilized properties the REIT has consistently owned throughout both the current and comparative periods, thus excluding the results of any acquisitions, dispositions and non-stabilized properties from the beginning of the comparative period. The properties excluded from Same Community results are collectively referred to as “Non-Same Community” properties. For the periods presented, Non-Same Community properties include the following:

•	Venue Craig Ranch Apartments, Forayna Vintage Park and Botanic Luxury Living (collectively, the “Property Acquisitions”)
•	Aura 35Fifty, which was developed and completed in December 2024 (the “Non-Stabilized Property”)
•	Bluff Creek Apartments, Cielo I, Cielo II, Retreat at Wolf Ranch, Auberry at Twin Creeks, Aura Benbrook, Lakeway Castle Hills, Satori Frisco, Vale Frisco and Wimberly (collectively, the “Property Dispositions”)

Funds from Operations and Adjusted Funds from Operations

In January 2022, the Real Property Association of Canada (“REALPAC”) published a white paper titled “White Paper on Funds from Operations & Adjusted Funds from Operations for IFRS”. The purpose of the white paper is to provide reporting issuers and investors with guidance on the definition of funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) and to help promote more consistent disclosure from reporting issuers. The REIT’s method of calculating FFO and AFFO is substantially in accordance with REALPAC’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO and AFFO, respectively, reported by other issuers.

The REIT defines FFO as IFRS Accounting Standards consolidated net income or loss adjusted for items such as unrealized changes in the estimated fair value of investment properties, the effect of changes in value of puttable instruments classified as financial liabilities, property taxes accounted for under IFRS Interpretations Committee 21 Levies, transaction costs expensed as a result of the purchase of a property being accounted for as a business combination, transaction costs expensed as a result of the issuance of convertible unsecured subordinated debentures (“Convertible Debentures”), changes in the fair value of financial instruments which are economically effective hedges but do not qualify or were not designated for hedge accounting, losses on extinguishment of debt, operational revenue and expenses from right of use assets, transaction costs expensed as a result of property dispositions and restructuring costs. FFO should not be construed as an alternative to net loss or cash flows provided by or used in operating activities determined in accordance with IFRS Accounting Standards. The REIT regards FFO as a key measure of operating performance.

The REIT defines AFFO as FFO adjusted for items such as actual maintenance capital expenditures incurred and straight-line rental revenue differences. AFFO should not be construed as an alternative to net loss or cash flows provided by or used in operating activities determined in accordance with IFRS Accounting Standards. The REIT regards AFFO as a key measure of operating performance.

FFO per Unit and AFFO per Unit

“FFO per Unit” is defined as FFO divided by the weighted average Unit count for the period, which is representative of the combined REIT Units, holders of Class B units of BSR Trust (“Class B Units”) and issued deferred units of the REIT granted to trustees (“Deferred Units”).

“AFFO per Unit” is defined as AFFO divided by the weighted average Unit count for the period, which is representative of the combined REIT Units, Class B Units and Deferred Units.

The REIT regards FFO per Unit and AFFO per Unit as important measures to further evaluate the performance of FFO and AFFO on a per Unit basis in order to normalize for changes driven by unit issuances and therefore better compare the REIT’s performance period to period.

AFFO Payout Ratio

“AFFO Payout Ratio” is defined as total cash distributions of the REIT (including distributions on Class B Units) divided by AFFO. The REIT uses the AFFO Payout Ratio in assessing its distribution paying capacity.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Gross Book Value

“Gross Book Value” means the book value of the total assets of the REIT and its consolidated subsidiaries, as shown on its then most recent consolidated statement of financial position prepared in accordance with IFRS Accounting Standards.

Debt to Gross Book Value Ratio

“Debt to Gross Book Value Ratio” is calculated by dividing debt, which consists of total loans and borrowings and Convertible Debentures, by Gross Book Value.

Liquidity

“Liquidity” is defined as (a) cash and cash equivalents (unrestricted), plus (b) borrowing capacity available under any existing credit facilities. This metric is a useful measure of the REIT’s cash resources and credit available under committed credit facilities.

Net Asset Value and Net Asset Value per Unit

Net Asset Value (“NAV”) is calculated as the sum of the value of Unitholders’ equity and Class B Units as of the balance sheet date. NAV is a useful measure of the overall value of the REIT’s investment properties (net of outstanding debt) as of a point in time and also serves as a measure to depict the overall value driven from the performance of the REIT’s assets.

“NAV per Unit” is calculated by dividing NAV by the number of Units, Class B Units and issued Deferred Units outstanding as of the balance sheet date. The REIT regards NAV per Unit as an important measure to further evaluate the performance of NAV in order to normalize for changes driven by unit issuances and therefore better compares the REIT’s overall value.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

BUSINESS OVERVIEW

The REIT is an internally managed, unincorporated, open-ended real estate investment trust governed by the third amended and restated declaration of trust of the REIT dated May 11, 2022 (the “Declaration of Trust”), as it may be further amended and restated from time to time, and established under the laws of the Province of Ontario. A copy of the Declaration of Trust is available on SEDAR+ at www.sedarplus.ca and print copies are available upon request. The REIT has been formed for the purpose of acquiring and owning multifamily real estate properties.

The objectives of the REIT are to:

•	provide holders of Units (“Unitholders”) with an opportunity to invest in a portfolio of quality multifamily real estate properties located in attractive U.S. markets having outsized estimated employment and population growth as well as diverse economies including industry, government and education, with a particular focus on the Sunbelt region which is generally considered the South Atlantic and Southwest regions of the United States. The REIT currently operates in Texas, Oklahoma and Arkansas;
•	enhance the value of the REIT’s assets and maximize long-term Unit value through active internal asset and property management programs and procedures;
•	expand the asset base of the REIT and increase the REIT’s FFO per unit, AFFO per Unit and NAV per Unit primarily through acquisitions in attractive growth markets, improvement of its properties using targeted capital expenditures; and
•	provide Unitholders with predictable, sustainable, growing and tax efficient cash distributions.

Prior to the closing of the IPO, ownership and profit interests in BSR Trust were held by approximately 400 members (the “Legacy BSR Holders”). Upon closing of the IPO, and following certain pre-closing reorganization events involving BSR Trust, a subsidiary of the REIT merged with and into BSR (the “Merger”), with BSR Trust continuing as the surviving entity. As a result, the REIT holds all of the Class A units of BSR Trust (“Class A Units”) and the portfolio of properties are indirectly held by the REIT, through its indirect ownership of BSR Trust. Class A Units are not economically equivalent to the Units in any regard and do not carry a voting right with respect to matters put before Unitholders of the REIT for a vote. In connection with the Merger, all of the issued and outstanding securities of BSR Trust held by the Legacy BSR Holders were exchanged for 23,158,226 new Class B Units pursuant to a prescribed exchange formula taking into account the relative economic terms of the different classes of securities of BSR Trust. The Class B Units are economically equivalent to Units and are redeemable by the holder thereof for cash or Units (on a one-for-one basis subject to customary anti-dilution adjustments), as determined by BSR in its sole discretion. However, Class B Units do not carry a voting right with respect to matters put before Unitholders of the REIT for vote. The Class B Units are non-voting as a result of tax considerations applicable to the cross-border REIT structure, and do not give the holders of Class B Units any enhanced economic or voting power at the REIT level relative to voting public Unitholders. Accordingly, the Class B Units do not create a traditional dual-class voting structure of the REIT.

Certain of the Legacy BSR Holders are members or affiliates of the Bailey family or are members or affiliates of the Hughes family (collectively, the “Bailey/Hughes Holders”), who together founded BSR. As of June 30, 2025, the Bailey/Hughes Holders together owned 3,239,398 Class B Units and 4,020,584 Units, together representing an approximate 18.8% ownership interest in the REIT (determined as if all Class B Units are redeemed for Units).

On January 9, 2025, the REIT acquired Venue Craig Ranch Apartments, a 277-unit garden-style community in McKinney, TX (Dallas MSA) for a contractual purchase price of $61.0 million. The REIT funded the transaction using the Credit Facility availability.

On March 24, 2025, the REIT sold Bluff Creek Apartments, a 316-unit apartment community located in Oklahoma City, OK, for a contractual purchase price of $28.3 million.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

On March 31, 2025, the REIT sold three properties (Cielo I, Cielo II and Retreat at Wolf Ranch) comprising 857 apartment units located in Austin, TX for a contractual purchase price of $187.0 million (the “Direct Asset Sale Transaction”). In connection with this sale, BSR retained $109.4 million of secured Fannie Mae mortgage indebtedness with an attractive interest rate of approximately 2.7%, which was previously secured by the three assets included in the Direct Asset Sale Transaction.

On April 30, 2025, the REIT sold six properties (Auberry at Twin Creeks, Aura Benbrook, Lakeway Castle Hills, Satori Frisco, Vale Frisco and Wimberly) comprising 1,844 apartment units located in Dallas, TX valued at $431.5 million in the aggregate (the “Contribution Transaction”). Under the Contribution Transaction, BSR Trust received cash proceeds of $193.0 million as well as the cancellation of 15,000,000 (approximately 75%) of the Class B Units (which were concurrently exchanged for equity of newly formed units of the purchaser). In connection with the Contribution Transaction, the contractual rights held by a subset of legacy holders of Class B Units, including consent rights over certain fundamental sale transactions, were eliminated.

For further information on the Direct Asset Sale Transaction and the Contribution Transaction, please reference the REIT’s announcement on February 27, 2025. The material change report in respect of the Contribution Transaction filed on March 7, 2025, as well as a copy of the agreement which governed the Contribution Transaction are also available under the REIT’s profile on SEDAR+ at www.sedarplus.ca.

On May 14, 2025, the REIT acquired Forayna Vintage Park, a 350-unit apartment community in Houston, TX and Botanic Luxury Living, a 288-unit apartment community in Spring, TX (Houston MSA) for an aggregate contractual purchase price of $141.0 million.

Unless otherwise noted, existing loans and borrowings were not assumed by the REIT or the purchasers. Proceeds from the Property Dispositions were used to repay loans and borrowings and to fund future acquisitions.

As of June 30, 2025, the REIT owned 25 multifamily garden-style residential properties consisting of 6,802 apartment units. 86% of the apartment units are located in Texas, 10% in Oklahoma and 4% in Arkansas. The investment guidelines of the REIT are outlined in the Declaration of Trust. As of June 30, 2025, the REIT was in compliance with all investment guidelines and operating policies stipulated in the Declaration of Trust.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

HIGHLIGHTS

•	Same Community weighted average occupancy was 95.6% as of June 30, 2025, compared to 95.4% as of June 30, 2024;
•	During Q2 2025, excluding short term leases, Same Community rental rates for new leases and renewals changed -3.7% and 1.7%, respectively, resulting in a -0.7% blended change over the prior leases. The blended decrease represents a 200 basis point sequential improvement relative to blended rates in the first three months of 2025.
•	As of June 30, 2025, the occupancy of our Austin development was 59.7%, which is an improvement from 35.3% as of March 31, 2025;
•	As of June 30, 2025, the REIT’s total liquidity was $82.5 million;
•	On April 3, 2025, the REIT entered into a new receive-variable based USD-SOFR CME/pay fixed interest rate swap with a notional value of $150.0 million at a fixed rate of 2.88% effective July 1, 2025, and maturing July 1, 2030, subject to the counterparty’s optional early termination date of July 1, 2027;
•	On April 30, 2025, the REIT closed the Contribution Transaction, resulting in the sale of six properties (Auberry at Twin Creeks, Aura Benbrook, Lakeway Castle Hills, Satori Frisco, Vale Frisc and Wimberly) comprising 1,844 apartment units located in Dallas, TX for $431.5 million. Under the Contribution Transaction, $193.0 million in cash was received and the balance was settled through the cancellation of 15,000,000 Class B Units; and
•	On May 14, 2025, the REIT acquired Forayna Vintage Park, a 350-unit apartment community in Houston, TX and Botanic Luxury Living, a 288-unit apartment community in Spring, TX (Houston MSA), for $141.0 million. The REIT funded the transaction using the Credit Facility, a mortgage note and available cash.

Subsequent Highlight

•	During July 2025, excluding short term leases, Same Community rental rates for new leases and renewals changed -1.5% and 2.8%, respectively, resulting in a 1.1% blended increase over the prior leases. The blended increase represents the first return to a positive blended spread since the third quarter of 2024.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

OUTLOOK

Management believes characteristics and trends in the REIT’s target markets in the United States multifamily sector suggest these markets are an attractive investment. These trends include, but are not limited to, (i) favourable supply and demand fundamentals driven by demographics and declining homeownership rates, (ii) compelling population, demographic and job growth characteristics, (iii) historically large multifamily transaction volume and external growth opportunities in the U.S., (iv) an absence of rent control policies, (v) regulatory frameworks that tend to be more landlord-friendly and (vi) the development of significant new product and repurposing of older product. Together, these factors suggest to the REIT’s management that U.S. multifamily assets, and in particular those located in the REIT’s key target markets, may experience stronger cash flow growth and property value appreciation.

Compared to other real estate sectors, the shorter lease durations of the multifamily sector can provide a natural hedge against inflation. Unprecedented demand for housing in 2021, coupled with favourable low cost of financing, drove a wave of development resulting in an increase in new deliveries in the second half of 2023 and 2024. Nevertheless, migration continues into the REIT’s primary markets, from the east and west coasts of the United States, and the new supply is anticipated to be absorbed in the second half of 2025 and early 2026. The pace of new development slowed as interest rates continued to rise in 2023, and the resulting slowdown in deliverables is expected to render additional rent growth in 2026 and 2027. Annual rent as a percentage of median household income in the REIT’s core markets averages less than 25.0%. Management believes these dynamics, when coupled with REIT’s average lease term of 14 months, could portend additional rent growth in future periods.

Acquisition Strategy

As an established owner and operator of multifamily communities, the REIT expects to leverage its concentrated regional scale and internal management platform to make acquisitions primarily in the attractive markets within the Sunbelt consistent with its proven acquisition strategy. The REIT’s acquisitions to-date reflect its strategy of acquiring modern properties, clustered in target markets with above average population growth. The REIT will continue to seek acquisition targets in high growth markets, such as certain markets in Texas. There continues to be strong investor demand for high-quality, well-located properties in the REIT’s operating regions of the country, causing capitalization rates to adjust slower than the higher interest rate environment.

Management will continue to opportunistically acquire new communities when accretive to the REIT.

In addition, the REIT consistently reviews its portfolio with the goal of opportunistically recycling capital to maximize total Unitholder returns, by selling non-core properties that no longer meet the long-term growth strategy and allowing the REIT to redeploy capital to properties in high growth markets where it can maximize the platform’s capabilities. The Property Dispositions to date demonstrate management’s commitment to these initiatives.

Botanic Luxury Living – Houston, Texas MSA

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Current Portfolio

As of June 30, 2025, the REIT currently owns 25 multifamily garden-style residential properties consisting of 6,802 apartment units, located in Texas, Oklahoma and Arkansas. With a primary focus on resident experience, our properties include many modern features and amenities such as resort style swimming pools, splash pads, upscale clubhouses, modern fitness centers, dog parks, pet care centers, garages and covered parking, bicycle storage, cinemas, private work pods, conference rooms, business centers, community game rooms, and outdoor barbeque areas.

The following chart depicts the percentage of total NOI by Metropolitan Service Area (“MSA”) for the current portfolio of properties within the REIT’s markets of Austin, Dallas, Houston, Oklahoma City and Little Rock.

Percentage of NOI by MSA for Currrent Portfolio*

Dallas	Austin

Houston	Oklahoma City

Little Rock

*Current portfolio NOI includes estimated pro forma NOI for Non-Same Community properties.

Venue Craig Ranch – Dallas, TX MSA

Forayna Vintage Park – Houston, TX MSA

 Aura 36Hundred – Austin, TX MSA

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The weighted average monthly rent on in-place leases for the Same Community portfolio was $1,440 per apartment unit as of June 30, 2025 compared to $1,461 as of June 30, 2024. During Q2 2025, excluding short term leases, rental rates for new leases and renewals changed -3.7% and 1.7%, respectively, resulting in a -0.7% blended change over the prior leases. This blended decrease is expected to reverse in the second half of 2025, setting the stage for potential increases in rental revenue in 2026, as supply in our core markets is absorbed with minimal new product expected to be added over the next 24 months.

Ariza Plum Creek – Austin, TX MSA

Based on the Property Dispositions and Property Acquisitions to date, the financial results depicted throughout this document are inherently dissimilar from the comparative period results in the prior year. This is due to (1) the stabilized nature of the Property Dispositions (which were 95.8% occupied in aggregate at the time of their respective sales), (2) the timing related to the rotation of assets and full redeployment of proceeds from the Property Dispositions and (3) the overall portfolio concentration and occupancy of the current Non-Same Community properties as of June 30, 2025, which was 88.1% for the Property Acquisitions and 59.7% for our Non-Stabilized Property in Austin, which is still in the initial lease-up period.

As Property Acquisitions and the Non-Stabilized Property continue to perform through stabilization, comparisons of current performance to prior periods will become more meaningful. However, even once stabilized, there will continue to be some inherent differences when comparing to the prior year results, with the exception of metrics presented on a “per Unit” basis, given that a portion of the Contribution Transaction was recapitalized through the cancellation of 15,000,000 Class B Units.

Accordingly, the REIT has suspended the release of guidance. The REIT will revisit providing guidance in a future period.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

At our core, BSR is focused on our company’s impact on our residents, employees, stakeholders and communities where we operate and serve. The mission of BSR is to provide an exceptional living experience for residents at a community they are proud to call home while creating value for our Unitholders through strength, profitability and growth. BSR conducts business with integrity and strives for the highest ethical standards by always treating partners, team members, residents and vendors with respect, honesty and fairness. We believe that any interaction with our company should be a genuinely positive experience, and we believe in leaving things better than we found them. This ideology has been integral to our success since the roots of the formation of BSR in 1956.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The REIT’s Environmental and Social Responsibility Policy outlines the REIT’s approach to environmental sustainability and social responsibility from a corporate governance perspective as well as the REIT’s commitments to embed these practices into its business model. Additionally, the REIT’s enhanced Diversity Policy (the “Diversity Policy”) reflects the REIT’s commitment toward adding additional members to the REIT’s board of trustees (the “Board”) and senior management team with diversity in business and other professional experience, gender, geography, age, race and ethnicity.

The following is an outline of the REIT’s ongoing efforts to summarize our organization’s impact:

Environmental

BSR is committed to operating in an environmentally responsible manner, and we continue to identify and implement innovative practices that promote sustainability and resilience.

•	BSR has upgraded 3,003 apartment units with smart home and energy management technology. This results in an energy reduction of up to 15-20% for our residents and around 50% savings for any vacant BSR apartment units under this program.
•	BSR invests in smart waste management across all properties to optimize dumpster capacity and identify contamination issues.
•	Utilities for 60% of BSR properties are sub-metered. On average, properties that are sub-metered are 38% more efficient than non-sub-metered properties.
•	BSR uses a third-party utility biller providing vacant apartment unit charge backs, energy consumption variance reporting, pre-acquisition energy audits and detection of water leaks.
•	BSR uses smart irrigation systems to conserve water usage through the analysis of weather data.
•	Air filters in BSR suites are changed and inspected on a quarterly basis.
•	When performing renovations, BSR uses low-flow toilets, LED lighting, high efficiency fixtures and Energy Star approved appliances.
•	BSR offers virtual signatures on leasing documents, paperless rent payments, and service requests.
•	Multiple BSR communities have electric vehicle charging stations for resident use.
•	When identifying properties to acquire, the REIT obtains a Phase I environmental report conducted by independent and experienced consultants prior to an acquisition, and if recommended, the REIT also obtains a Phase II environmental report.

Social

Residents

BSR is committed to providing healthy and safe living spaces as well as exceptional customer service to our residents.

•	J Turner Research publishes Online Reputation Assessment (“ORA”) scores between 1 and 100, measuring online review sentiment for all multifamily properties across the United States. BSR’s score consistently ranks in the Top 5 of publicly traded multifamily REITs. BSR placed second with an ORA score of 81.29 for 2024 while the national average ORA score of all U.S. multifamily properties was 62.05.
•	J Turner Research announced its Elite 1% list in February 2025 which included four BSR properties. Further, BSR was ranked 23rd of approximately 500 public and private multifamily companies for the highest percentage of its portfolio in the Elite 1%.
•	BSR provides its residents access to a credit builder program, which reports on-time rent payment history and paid-in-full status to TransUnion and Equifax to help residents build better credit scores.
•	To encourage resident health, wellness and quality of life, 100% of BSR’s apartment communities have on-site pools and fitness centers.
•	34% of BSR employees chose to live alongside our residents at our communities. This shows the level of pride BSR team members have in our product and also enhances the experience and service provided for all of our residents.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Employees

BSR is committed to maintaining a workplace culture that attracts, retains and rewards the best and brightest people.

•	BSR is committed to providing a diverse and inclusive workforce. We currently have 47% female and 53% male team members, approximately 63% of which are racially diverse.
•	For the third year in a row, BSR was named one of the Best Places to Work in Multifamily, and Best Places to Work in Multifamily for Women at the Multifamily Innovation Awards held in December 2024.
•	BSR performs a company-wide Team Member Satisfaction Survey every year, and the feedback is meticulously reviewed by our executive team. Results are shared throughout the organization, along with action items resulting from the feedback in the survey. A few key responses are highlighted below:

o	94% of our team members say BSR provides them the opportunity to excel in their position through professional development and in-house training.
o	91% of our team members are proud of BSR’s brand.
o	99% of our team members say BSR operates in a socially responsible manner.
o	96% of our team members say BSR’s work positively impacts people’s lives.
o	92% of our team members are satisfied with the workplace flexibility offered by BSR.
o	94% of our team members are satisfied with BSR’s investment in training and education.
o	91% of our team members are inspired to give their best effort at work each day.
o	87% of our team members are satisfied with BSR’s total benefits package.
o	88% of our team members are satisfied with the amount of paid leave offered by BSR.

•	BSR provided $1.8 million of employee rent discounts at BSR communities in 2024.
•	BSR’s Career Succession Program provides a framework for employees to reach their career goals at BSR. In 2024, we promoted 20 team members internally.
•	Our comprehensive training program of over 1,000 courses offers many options for team members including on-demand, virtual live instruction and in-person training. Many courses are available in both English and Spanish. Topics include fair housing and safety compliance, team member orientation, sales, management development, and virtual reality maintenance skills training. In 2024, BSR employees completed 3,198 courses.
•	BSR’s Team Member Appreciation Month is a special time to show appreciation to our team members for serving our residents well.
•	Our annual Celebration of Excellence Award Ceremony recognizes our on-site management teams and the corporate team with awards based on job performance. Our most recent Celebration of Excellence was held in February 2025 in Austin, Texas.
•	Each quarter, we celebrate team member achievements in our internal newsletter and intranet.
•	BSR team members have an opportunity to become “BSR Certified” which consists of completing orientation training and taking a certification exam with one of our area proctors. Certifications are available for the following positions: Community Manager, Assistant Community Manager, Leasing Specialist and Service Manager. Team members can pass a test on a variety of position related policies and procedures to show they have a working knowledge of their role.
•	BSR’s human resources’ department hosts in-person roadshows to each of our MSAs to objectively review BSR’s comprehensive benefits package with employees.
•	BSR has kept voluntary employee turnover below the industry average (27.5% in 2024 compared to the industry average of 34.8%). Further, the average tenure of our employees is four years.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Community

•	BSR formed the Home Away from Home Foundation in 2021. The non-profit initiative provides apartment homes for those needing to travel for extended medical treatment and requiring temporary housing as well as for individuals who need temporary housing due to natural disasters.
•	In 2024, BSR dedicated an apartment home in Little Rock, Arkansas to a family that lost their residence because of a catastrophic event.
•	In 2024, BSR has provided lodging at a BSR property for a family receiving long term medical treatment.
•	BSR maintains an active partnership with local colleges for yearly summer internship opportunities.
•	BSR team members are actively involved in community and non-profit volunteering resulting in the selection of employees in various watch lists like “40 Under 40” and “20 in their 20s”.

Governance

BSR is committed to good corporate governance to maximize shareholder value in a manner consistent with the highest standards of integrity.

•	The Board maintains oversight of the individual committees’ responsibilities and environmental, social and governance (“ESG”) matters as a whole, along with overall enterprise risk management.
•	Our executive management team maintains regular contact with a broad base of investors.
•	BSR maintains high quality IT infrastructure and active cybersecurity monitoring and protection initiatives.
•	BSR leadership and audit committee chair actively monitor our third-party anonymous whistleblower hotline.
•	Our Board survey is conducted every year, which is collectively discussed and reviewed to gauge completeness and effectiveness of corporate governance.
•	BSR maintains a code of business conduct and ethics, as well as a disclosure and confidential information policy.
•	BSR has a non-discrimination policy which protects residents and prospective residents from discrimination based on race, color, national origin, religion, sex, family status and disability as covered under the Fair Housing Act.
•	BSR maintains an employee handbook which is accessible by all team members.
•	BSR has a Diversity Policy that reflects our commitment toward adding additional members to the Board and senior management team with diversity in business and other professional experience, gender, geography, age, race and ethnicity. BSR’s Board has 29% female representation and 71% male representation.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

BUSINESS PERFORMANCE MEASURES

The following table highlights certain key business performance measures as of June 30, 2025, compared to June 30, 2024.

	June 30, 2025	June 30, 2024
Number of investment properties	25	31
Total apartment units	6,802	8,666
Average monthly in-place leases	$1,491	$1,507
Average monthly in-place leases - Same Community Properties	$1,440	$1,461
Weighted average ending occupancy rate	94.6%	95.3%
Weighted average ending occupancy rate - Same Community Properties	95.6%	95.4%
Retention rate	57.4%	54.4%

The following table highlights certain key business performance measures as of June 30, 2025, compared to December 31, 2024.

	June 30,	December 31,
	2025	2024
Weighted average contractual interest rate of all loans and borrowings and Convertible Debentures [1]	3.8%	3.9%
Weighted average contractual interest rate of all loans and borrowings	3.8%	3.8%
Weighted average contractual mortgage interest rate	3.5%	3.5%
Weighted average debt term of all loans and borrowings (in years)	2.8	2.9
Weighted average mortgage debt term (in years)	3.7	3.7
Unitholders' equity	$585,873	$657,596
Debt to Gross Book Value *	48.9%	46.5%
NAV *	$653,265	$901,308
NAV per Unit *	$16.74	$16.75

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to sections “Non-GAAP Measures” and “Reconciliation of Non-GAAP Measures”.

1 The REIT redeemed all issued and outstanding Convertible Debentures on January 3, 2025, prior to their maturity on September 30, 2025. Refer to sections “Liquidity and Capital Resources” for additional information.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The following table highlights certain key financial performance measures of the REIT for the three and six months ended June 30, 2025, compared to the three and six months ended June 30, 2024:

	Three months ended June 30,	Three months ended June 30,		Six months ended June 30,	Six months ended June 30,
	2025	2024	Change	2025	2024	Change
Revenue	$33,697	$42,232	$(8,535)	$77,173	$84,215	$(7,042)
Revenue, Same Community * Properties	$26,638	$26,693	$(55)	$53,340	$53,207	$133
Revenue, Non-Same Community * Properties	$7,059	$15,539	$(8,480)	$23,833	$31,008	$(7,175)
Net loss and comprehensive loss	$(22,479)	$(39,205)	$16,726	$(63,327)	$(40,776)	$(22,551)
NOI *	$17,850	$24,106	$(6,256)	$41,880	$47,945	$(6,065)
NOI *, Same Community * Properties	$14,326	$15,065	$(739)	$29,141	$29,616	$(475)
NOI *, Non-Same Community * Properties	$3,524	$9,041	$(5,517)	$12,739	$18,329	$(5,590)
NOI Margin *	53.0%	57.1%	(410) bps	54.3%	56.9%	(260) bps
NOI Margin *, Same Community * Properties	53.8%	56.4%	(260) bps	54.6%	55.7%	(110) bps
NOI Margin *, Non-Same Community * Properties	49.9%	58.2%	(830) bps	53.5%	59.1%	(560) bps
FFO *	$9,153	$14,106	$(4,953)	$21,586	$27,723	$(6,137)
FFO per Unit *	$0.21	$0.26	$(0.05)	$0.44	$0.51	$(0.07)
Maintenance capital expenditures	$(669)	$(1,401)	$732	$(1,218)	$(2,114)	$896
Straight line rental revenue differences	$(107)	$8	$(115)	$(204)	$(8)	$(196)
AFFO *	$8,377	$12,713	$(4,336)	$20,164	$25,601	$(5,437)
AFFO per Unit *	$0.19	$0.24	$(0.05)	$0.41	$0.48	$(0.07)
AFFO Payout Ratio *	73.0%	54.5%	1850 bps	67.6%	54.2%	1,340 bps
Weighted average unit count	43,951,971	53,838,699	(9,886,728)	48,901,137	53,847,588	(4,946,451)

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to sections “Non-GAAP Measures” and “Reconciliation of Non-GAAP Measures”.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Financial Summary for Q2 2025

Total portfolio revenue of $33.7 million for Q2 2025 decreased 20.2% compared to $42.2 million for the three months ended June 30, 2024 (“Q2 2024”). This decrease was primarily the result of the Property Dispositions which reduced revenue by $12.3 million and a $0.1 million reduction from Same Community properties (discussed below), partially offset by $3.8 million of revenue generated from the Property Acquisitions and the Non-Stabilized Property. Total revenue resulting from the Property Acquisitions and the Non-Stabilized Property is expected to continue to improve in future periods as the lease-up and operational enhancements continue to progress through stabilization.

Same Community revenue of $26.6 million for Q2 2025 decreased $0.1 million, or 0.2%, compared to $26.7 million for Q2 2024, primarily due to lower average monthly in-place leases of $1,440 as of June 30, 2025 as compared to $1,461 as of June 30, 2024. Lower average monthly rent was partially offset by higher occupancy and an increase in other property income, driven by enhanced resident participation in credit building services, an increase in utility reimbursements and an increase in properties receiving valet trash service over the prior year.

The change in net loss and comprehensive loss between Q2 2025 and Q2 2024 is primarily due to non-cash adjustments to the fair value of investment properties, partially offset by the non-cash adjustments to derivatives and other financial liabilities and the costs of dispositions. As such, the net loss and comprehensive loss is not considered comparable period over period.

Total portfolio NOI for Q2 2025 of $17.9 million decreased 26.0% from $24.1 million in Q2 2024. The decrease was the result of the Property Dispositions which reduced NOI by $7.3 million and a $0.7 million reduction from Same Community properties (described below), partially offset by the contribution of $1.8 million from Property Acquisitions.

Same Community NOI for Q2 2025 of $14.3 million decreased 4.9% from $15.1 million in Q2 2024 and was attributable to a $0.4 million increase in operating expenses, which include higher utility expenses, repair, maintenance and turnover expenses, partially offset by a reduction in property insurance costs, and a $0.3 million increase in real estate taxes as a result of higher tax assessments and fewer property tax refunds received in Q2 2025 as compared to Q2 2024, as well as the $0.1 million decrease in revenue described above.

FFO in Q2 2025 was $9.2 million, or $0.21 per Unit, compared to $14.1 million, or $0.26 per Unit, for Q2 2024. The decrease was primarily related to the decreases in NOI described above, partially offset by a decrease in net finance costs of $1.5 million (which resulted from the net paydown of debt following the Property Dispositions and Property Acquisitions). In addition, the reduction in FFO was also partially offset on a per Unit basis by the elimination of 15,000,000 Class B Units which were cancelled on April 30, 2025, in conjunction with the Contribution Transaction.

AFFO was $8.4 million, or $0.19 per Unit for Q2 2025 compared to $12.7 million, or $0.24 per Unit, for Q2 2024. The decrease in AFFO was primarily the result of the decrease in FFO, partially offset by a reduction in maintenance capital expenditures resulting from the Property Acquisitions and the Property Dispositions. In addition, the reduction in AFFO was partially offset on a per Unit basis by the elimination of 15,000,000 Class B Units discussed above.

NAV was $653.3 million, or $16.74 per unit, as of June 30, 2025 compared to $901.3 million, or $16.75 per unit, as of December 31, 2024. The decrease in NAV from December 31, 2024 to June 30, 2025 was primarily due to the Contribution Transaction, which included the cancellation of 15,000,000 Class B Units which were exchanged by participating Class B Unitholders for new units of the purchaser, resulting in a $238.5 million decrease in Class B Units upon their cancellation. As this resulted in a reduction in the total unit count outstanding, NAV was flat on a per Unit basis.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Financial Summary for the six months ended June 30, 2025 (“YTD 2025”)

Total portfolio revenue of $77.2 million for YTD 2025 decreased 8.4% compared to $84.2 million for the six months ended June 30, 2024 (“YTD 2024”). This decrease was the result of the Property Dispositions which reduced revenue by $12.5 million, partially offset by contributions of $5.4 million from the Property Acquisitions and the Non-Stabilized Property, and $0.1 million from Same Community properties (discussed further below). Total revenue resulting from the Property Acquisitions and the Non-Stabilized Property is expected to continue to improve in future periods as the lease-up and operational enhancements continue to progress through stabilization.

Same Community revenue of $53.3 million for YTD 2025 increased $0.1 million, or 0.2%, compared to $53.2 million for YTD 2024, primarily due to a $0.1 million increase in other property income, driven by enhanced resident participation in credit building services, an increase in utility reimbursements and an increase in properties receiving valet trash service over the prior year.

The change in net loss and comprehensive loss between YTD 2025 and YTD 2024 is primarily due to non-cash adjustments to derivatives and other financial liabilities and the costs of dispositions, partially offset by non-cash adjustments to the fair value of investment properties. As such, the net loss and comprehensive loss is not considered comparable period over period.

Total portfolio NOI for YTD 2025 of $41.9 million decreased 12.6% from $47.9 million in YTD 2024. The decrease was the result of a reduction of $7.7 million from the Property Dispositions, $0.4 million from the Non-Stabilized Property and $0.5 million from Same Community properties (described below), partially offset by contributions of $2.5 million from Property Acquisitions.

The 1.6% decrease in Same Community NOI for YTD 2025 of $29.1 million compared to $29.6 million in YTD 2024 was attributable to a $0.3 million increase in operating expenses, which includes higher payroll costs, higher utility expenses, repair, maintenance and unit turnover expenses, partially offset by a reduction in property insurance costs, as well as a $0.4 million increase in taxes, offset by the $0.1 million increase in other property income described above.

FFO in YTD 2025 was $21.6 million, or $0.44 per Unit, compared to $27.7 million, or $0.51 per Unit, for YTD 2024. The decrease was primarily related to the decrease in NOI described above. The reduction in FFO was partially offset on a per Unit basis by the elimination of 15,000,000 Class B Units which were cancelled on April 30, 2025, in conjunction with the Contribution Transaction.

AFFO was $20.2 million, or $0.41 per Unit for YTD 2025 compared to $25.6 million, or $0.48 per Unit, for YTD 2024. The decrease in AFFO was primarily the result of the decrease in FFO, partially offset by a reduction of maintenance capital expenditures resulting from the Property Acquisitions and the Property Dispositions. In addition, the reduction in AFFO was partially offset on a per Unit basis by the elimination of 15,000,000 Class B Units discussed above.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The following table highlights key information about the properties as of June 30, 2025, organized by MSA. The rental change rates shown for Q2 2025 are calculated as the average percentage change over the prior lease for new or renewed leases during the quarter, excluding short term leases.

MSA	State	Number of Units	Avg Rent Per Unit as of June 30, 2025	Occupancy Rate as of June 30, 2025	Effective New Lease Rate Change for Q2 2025		Effective Renewal Lease Rate Change for Q2 2025		Effective Blended Lease Rate Change for Q2 2025
Austin	Texas	1,079	$1,532	95.0%	(10.6%	)	(1.6%	)	(6.0%	)
Dallas	Texas	1,381	$1,498	96.2%	(1.9%	)	1.1%		(0.1%	)
Houston	Texas	2,236	$1,523	96.1%	(1.6%	)	2.7%		0.6%
Little Rock	Arkansas	304	$1,078	94.4%	(6.3%	)	3.7%		(0.7%	)
Oklahoma City	Oklahoma	649	$1,038	94.1%	1.1%		4.4%		3.2%
Total Same Community		5,649	$1,440	95.6%	(3.7%	)	1.7%		(0.7%	)

The following table highlights key information about the properties as of June 30, 2025 and 2024, organized by MSA:

		June 30, 2025			June 30, 2024
MSA	State	Number of Units	Avg Rent Per Unit	Occupancy Rate	Number of Units	Avg Rent Per Unit	Occupancy Rate
Austin	Texas	1,079	$1,532	95.0%	1,079	$1,608	96.7%
Dallas	Texas	1,381	$1,498	96.2%	1,381	$1,530	94.2%
Houston	Texas	2,236	$1,523	96.1%	2,236	$1,513	96.3%
	Texas	4,696	$1,518	95.9%	4,696	$1,540	95.8%
Little Rock	Arkansas	304	$1,078	94.4%	304	$1,125	94.1%
Oklahoma City	Oklahoma	649	$1,038	94.1%	649	$1,028	93.5%
Total Same Community		5,649	$1,440	95.6%	5,649	$1,461	95.4%
Non-Same Community *		1,153	$1,785	88.1%	3,017	$1,595	95.1%
Total Portfolio		6,802	$1,491	94.6%	8,666	$1,507	95.3%

*The figures for Number of Units, Average Rent Per Unit and Occupancy Rate for Non-Same Community are presented for properties owned as of June 30, 2025 and June 30, 2024, respectively. Additionally, the Occupancy Rate for Non-Same Community excludes the impact of the Non-Stabilized Property (consisting of 238 units as of June 30, 2025).

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The following tables highlight key information about the properties for the three months ended June 30, 2025, compared to the three months ended June 30, 2024 organized by MSA:

		Three months ended June 30, 2025		Three months ended June 30, 2024		$ Change in	$ Change in	% Change in		% Change in
MSA	State	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *	Revenue		NOI *
Austin	Texas	$5,490	$3,246	$5,708	$3,014	$(218)	$232	(3.8%	)	7.7%
Dallas	Texas	$6,873	$3,582	$6,887	$4,188	$(14)	$(606)	(0.2%	)	(14.5%	)
Houston	Texas	$10,985	$5,644	$10,871	$5,985	$114	$(341)	1.0%		(5.7%	)
	Texas	$23,348	$12,472	$23,466	$13,187	$(118)	$(715)	(0.5%	)	(5.4%	)
Little Rock	Arkansas	$1,076	$551	$1,078	$596	$(2)	$(45)	(0.2%	)	(7.6%	)
Oklahoma City	Oklahoma	$2,214	$1,303	$2,149	$1,282	$65	$21	3.0%		1.6%
Total Same Community		$26,638	$14,326	$26,693	$15,065	$(55)	$(739)	(0.2%	)	(4.9%	)
Non-Same Community		$7,059	$3,524	$15,539	$9,041	$(8,480)	$(5,517)	(54.6%	)	(61.0%	)
Total Portfolio		$33,697	$17,850	$42,232	$24,106	$(8,535)	$(6,256)	(20.2%	)	(26.0%	)

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to sections “Non-GAAP Measures” and “Reconciliation of Non-GAAP Measures”.

The following tables highlight key information about the properties for the six months ended June 30, 2025, compared to the six months ended June 30, 2024 organized by MSA:

		Six months ended June 30, 2025		Six months ended June 30, 2024		$ Change in	$ Change in	% Change in		% Change in
MSA	State	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *	Revenue		NOI *
Austin	Texas	$11,071	$6,175	$11,351	$6,213	$(280)	$(38)	(2.5%	)	(0.6%	)
Dallas	Texas	$13,661	$7,636	$13,742	$7,764	$(81)	$(128)	(0.6%	)	(1.6%	)
Houston	Texas	$22,055	$11,563	$21,670	$11,863	$385	$(300)	1.8%		(2.5%	)
	Texas	$46,787	$25,374	$46,763	$25,840	$24	$(466)	0.1%		(1.8%	)
Little Rock	Arkansas	$2,146	$1,156	$2,148	$1,189	$(2)	$(33)	(0.1%	)	(2.8%	)
Oklahoma City	Oklahoma	$4,407	$2,611	$4,296	$2,587	$111	$24	2.6%		0.9%
Total Same Community		$53,340	$29,141	$53,207	$29,616	$133	$(475)	0.2%		(1.6%	)
Non-Same Community		$23,833	$12,739	$31,008	$18,329	$(7,175)	$(5,590)	(23.1%	)	(30.5%	)
Total Portfolio		$77,173	$41,880	$84,215	$47,945	$(7,042)	$(6,065)	(8.4%	)	(12.6%	)

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to sections “Non-GAAP Measures” and “Reconciliation of Non-GAAP Measures”.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2025	2025	2024	2024	2024	2024	2023	2023
Revenue:
Rental revenue	$29,628	$38,295	$37,046	$37,130	$37,284	$37,122	$37,253	$37,124
Other property income	4,069	5,181	5,119	5,160	4,948	4,861	4,843	4,955
	33,697	43,476	42,165	42,290	42,232	41,983	42,096	42,079
Expenses (Income):
Property operating expenses	10,604	12,607	12,862	13,017	12,066	11,960	12,667	12,898
Real estate taxes	(1,108)	29,259	1,015	(314)	(2,267)	28,395	336	(1,327)
General and administrative expenses	2,717	2,544	2,445	2,340	2,503	2,507	1,939	2,446
Fair value adjustment to investment properties	2,856	74	16,069	(15,161)	30,683	38,718	70,987	111,080
Fair value adjustment to investment properties (IFRIC 21)	6,351	(22,420)	6,552	7,332	8,327	(22,211)	6,603	7,814
Finance costs from operations	8,758	11,573	10,593	11,305	11,425	11,576	10,953	10,570
Finance income from interest rate derivatives and note receivable	(2,778)	(2,556)	(3,199)	(3,585)	(3,963)	(3,895)	(3,521)	(3,436)
Restructuring costs	—	—	—	—	—	—	263	—
Costs of disposition of investment properties	6,294	5,181	—	—	—	—	—	—
Distributions on Class B Units	1,427	2,822	2,815	2,750	2,617	2,626	2,650	2,663
Depreciation of right-of-use asset	—	33	34	33	34	33	33	34
Fair value adjustment to derivatives and other financial liabilities	21,028	45,272	(45,958)	63,049	19,729	(26,153)	8,790	(20,913)
Fair value adjustment to unit-based compensation	27	(65)	(848)	775	283	(2)	(74)	(464)
	56,176	84,324	2,380	81,541	81,437	43,554	111,626	121,365
Net (loss) income and comprehensive (loss) income*	$(22,479)	$(40,848)	$39,785	$(39,251)	$(39,205)	$(1,571)	$(69,530)	$(79,286)

*Net (loss) income and comprehensive (loss) income include non-cash adjustments to fair value of investment properties, derivatives and other financial liabilities, and are not considered comparable period over period.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2025	2025	2024	2024	2024	2024	2023	2023
Net (loss) income and comprehensive (loss) income*	$(22,479)	$(40,848)	$39,785	$(39,251)	$(39,205)	$(1,571)	$(69,530)	$(79,286)
Adjustments to arrive at FFO
Distributions on Class B Units	1,427	2,822	2,815	2,750	2,617	2,626	2,650	2,663
Fair value adjustment to investment properties	2,856	74	16,069	(15,161)	30,683	38,718	70,987	111,080
Fair value adjustment to investment properties (IFRIC 21)	6,351	(22,420)	6,552	7,332	8,327	(22,211)	6,603	7,814
Property tax liability adjustment, net (IFRIC 21)	(6,351)	22,420	(6,552)	(7,332)	(8,327)	22,211	(6,603)	(7,814)
Fair value adjustment to derivatives and other financial liabilities	21,028	45,272	(45,958)	63,049	19,729	(26,153)	8,790	(20,913)
Fair value adjustment to unit-based compensation	27	(65)	(848)	775	283	(2)	(74)	(464)
Restructuring costs	—	—	—	—	—	—	263	—
Loss on extinguishment of debt	—	—	—	—	—	—	176	—
Costs of disposition of investment properties	6,294	5,181	—	—	—	—	—	—
Principal payments on lease liability	—	(36)	(36)	(36)	(35)	(34)	(33)	(33)
Depreciation of right-to-use asset	—	33	34	33	34	33	33	34
Funds from Operations ("FFO") *	$9,153	$12,433	$11,861	$12,159	$14,106	$13,617	$13,262	$13,081
FFO per Unit *	$0.21	$0.23	$0.22	$0.23	$0.26	$0.25	$0.24	$0.23
Adjustments to arrive at AFFO
Maintenance capital expenditures	(669)	(549)	(933)	(1,067)	(1,401)	(713)	(818)	(1,141)
Straight line rental revenue differences	(107)	(97)	(51)	13	8	(16)	—	(2)
Adjusted Funds from Operations ("AFFO") *	$8,377	$11,787	$10,877	$11,105	$12,713	$12,888	$12,444	$11,938
AFFO per Unit *	$0.19	$0.22	$0.20	$0.21	$0.24	$0.24	$0.22	$0.21
AFFO Payout Ratio *	73.0%	63.8%	68.9%	65.9%	54.5%	53.9%	58.3%	61.6%
Weighted average unit count	43,951,971	53,905,295	53,805,811	53,789,870	53,838,699	53,856,476	55,799,773	56,930,050
Distributions declared	$6,119	$7,515	$7,498	$7,316	$6,929	$6,946	$7,256	$7,349

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to sections “Non-GAAP Measures” and “Reconciliation of Non-GAAP Measures”.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

REVIEW OF SELECTED OPERATING INFORMATION

The following table highlights selected financial information of the REIT for the three and six months ended June 30, 2025, compared to the three and six months ended June 30, 2024. This information has been compiled from the condensed consolidated interim financial statements and notes thereto for the periods then ended.

	Three months ended June 30,	Three months ended June 30,		Six months ended June 30,	Six months ended June 30,
	2025	2024	Change	2025	2024	Change
Revenue:
Rental revenue	$29,628	$37,284	$(7,656)	$67,923	$74,406	$(6,483)
Other property income	4,069	4,948	(879)	9,250	9,809	(559)
	33,697	42,232	(8,535)	77,173	84,215	(7,042)
Expenses (Income):
Property operating expenses	10,604	12,066	(1,462)	23,211	24,026	(815)
Real estate taxes	(1,108)	(2,267)	1,159	28,151	26,128	2,023
General and administrative expenses	2,717	2,503	214	5,261	5,010	251
Fair value adjustment to investment properties	2,856	30,683	(27,827)	2,930	69,401	(66,471)
Fair value adjustment to investment properties (IFRIC 21)	6,351	8,327	(1,976)	(16,069)	(13,884)	(2,185)
Finance costs from operations	8,758	11,425	(2,667)	20,331	23,001	(2,670)
Finance income from interest rate derivatives and note receivable	(2,778)	(3,963)	1,185	(5,334)	(7,858)	2,524
Costs of disposition of investment properties	6,294	—	6,294	11,475	—	11,475
Distributions on Class B Units	1,427	2,617	(1,190)	4,249	5,243	(994)
Depreciation on right-of-use asset	—	34	(34)	33	67	(34)
Fair value adjustment to derivatives and other financial liabilities	21,028	19,729	1,299	66,300	(6,424)	72,724
Fair value adjustment to unit-based compensation	27	283	(256)	(38)	281	(319)
	56,176	81,437	(25,261)	140,500	124,991	15,509
Net loss and comprehensive loss	$(22,479)	$(39,205)	$16,726	$(63,327)	$(40,776)	$(22,551)

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Revenue

Rental revenue consists of all rental related income earned from the investment properties, including rent earned from residents under lease agreements. Other property income mainly comprises fees associated with moving in or out, such as application fees and cleaning fees, late rental payment fees, renters’ liability insurance, parking fees, utility charges and other fee income from residents under the terms of the lease arrangements.

	Three months ended June 30,	Three months ended June 30,
	2025	2024	Change	Change %
Rental revenue	$29,628	$37,284	$(7,656)	(20.5%	)
Other property income	4,069	4,948	(879)	(17.8%	)
	$33,697	$42,232	$(8,535)	(20.2%	)

Rental revenue for the three months ended June 30, 2025 as compared to the three months ended June 30, 2024 decreased $7.7 million, or 20.5%, primarily due to the Property Dispositions which reduced rental revenue by $10.9 million, partially offset by the Property Acquisitions and the Non-Stabilized Property which contributed incremental rental revenue of $3.4 million. Rental revenue decreased by $0.2 million from Same Community properties as a result of slightly lower rental rates partially offset by higher occupancy.

Other property income for the three months ended June 30, 2025 compared to the three months ended June 30, 2024 decreased $0.9 million, or 17.8%, primarily due to the Property Dispositions which reduced other property income by $1.4 million, partially offset by an increase of $0.4 million from the Property Acquisitions and the Non-Stabilized Property, and $0.1 million from Same Community Properties. This increase in Same Community Properties is primarily due to an increase in participation in resident credit building services, higher utility reimbursements and an increase in properties receiving valet trash service over the prior year.

	Six months ended June 30,	Six months ended June 30,
	2025	2024	Change	Change %
Rental revenue	$67,923	$74,406	$(6,483)	(8.7%	)
Other property income	9,250	9,809	(559)	(5.7%	)
	$77,173	$84,215	$(7,042)	(8.4%	)

Rental revenue for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 decreased $6.5 million, or 8.7%, primarily due to the Property Dispositions which reduced rental revenue by $11.2 million, primarily offset by the Property Acquisitions and the Non-Stabilized Property which contributed incremental other property income of $4.8 million. Rental revenue decreased $0.1 million from Same Community properties as a result of slightly lower rental rates partially offset by higher occupancy.

Other property income for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024 decreased $0.6 million, or 5.7%, primarily due to the Property Dispositions which reduced other property income by $1.4 million, partially offset by increases of $0.6 million from the Property Acquisitions and the Non-Stabilized Property, and $0.2 million from Same Community Properties. The increase in Same Community Properties is primarily due to an increase in participation in resident credit building services, higher utility reimbursements and an increase in properties receiving valet trash service over the prior year.

Property operating expenses

Property operating expenses are comprised mainly of payroll, rental, administrative, maintenance and insurance expenses, as well as other costs associated with the management of the investment properties.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

	Three months ended June 30,	Three months ended June 30,
	2025	2024	Change	Change %
Property operating expenses	$10,604	$12,066	$(1,462)	(12.1%	)

The lower property operating expenses for the three months ended June 30, 2025, as compared to the three months ended June 30, 2024, of $1.5 million, or 12.1%, is primarily related to the Property Dispositions which reduced property operating expenses by $3.0 million, partially offset by increases of $1.1 million from the Property Acquisitions and the Non-Stabilized Property and $0.4 million from Same Community properties. The increase in Same Community properties resulted from higher utility expenses, repair, maintenance and turnover expenses, partially offset by a reduction in property insurance costs.

	Six months ended June 30,	Six months ended June 30,
	2025	2024	Change	Change %
Property operating expenses	$23,211	$24,026	$(815)	(3.4%	)

The lower property operating expenses for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, of $0.8 million, or 3.4%, is primarily related to the Property Dispositions which reduced property operating expenses by $2.9 million, partially offset by an increase of $1.8 million from the Property Acquisitions and the Non-Stabilized Property and $0.3 million from Same Community properties. The increase in Same Community properties resulted from higher payroll costs, higher utility expenses, repair, maintenance and unit turnover expenses, partially offset by a reduction in property insurance costs.

Real estate taxes and fair value adjustment to investment properties (IFRIC 21)

Annual property taxes are recognized when the realty tax obligation is imposed and recorded as real estate taxes.

Fair value adjustment to investment properties (IFRIC 21) results from a pro rata property tax basis adjustment commonly included in property sales prices in the United States, as real estate taxes are recognized when the respective realty tax obligation is imposed for the year. The fair value adjustment to investment property (IFRIC 21) represents the difference between the presumed pro rata property tax basis adjustment over the period the obligation relates to and the recognition of the realty tax obligation when it is imposed. Effectively, the fair value adjustment to investment properties (IFRIC 21) levels the annual property tax obligation proportionally throughout the year, offsetting the real estate taxes line item which is recorded at a single point in time during the year. The respective real estate taxes and fair value adjustment to investment properties (IFRIC 21) line items can fluctuate period to period depending on the timing of when revised tax assessments are received and tax credits are realized.

While these line items are presented separately on the statement of net loss and comprehensive loss, they should be aggregated to practically explain the movement in property taxes for the REIT for the comparative periods, as shown below.

	Three months ended June 30,	Three months ended June 30,
	2025	2024	Change	Change %
Real estate taxes	$(1,108)	$(2,267)	$1,159	(51.1%	)
Fair value adjustment to investment properties (IFRIC 21)	6,351	8,327	(1,976)	(23.7%	)
	$5,243	$6,060	$(817)	(13.5%	)

The decrease in combined real estate taxes and fair value adjustment to investment properties (IFRIC 21) for the three months ended June 30, 2025, as compared to the three months ended June 30, 2024, is primarily related to the Property Dispositions which reduced real estate taxes by $2.0 million, partially offset by an increase of $0.9 million from Property Acquisitions and the Non-Stabilized Property. Additionally, real estate taxes increased $0.3 million for Same Community properties due to an increase in assessed property taxes as well as a decrease in tax refunds received versus the comparative period.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

	Six months ended June 30,	Six months ended June 30,
	2025	2024	Change	Change %
Real estate taxes	$28,151	$26,128	$2,023	7.7%
Fair value adjustment to investment properties (IFRIC 21)	(16,069)	(13,884)	(2,185)	15.7%
	$12,082	$12,244	$(162)	(1.3%	)

The decrease in combined real estate taxes and fair value adjustment to investment properties (IFRIC 21) for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, is primarily related to the Property Dispositions which reduced real estate taxes by $1.9 million, partially offset by an increase of $1.4 million from Property Acquisitions and the Non-Stabilized Property. Additionally, real estate taxes for Same Community properties increased by $0.3 million due to an increase in assessed property taxes as well as a decrease in tax refunds received versus the comparative period.

General and administrative expenses

General and administrative expenses include payroll and benefits for certain REIT employees, professional fees, trustee fees, insurance and other administrative costs.

	Three months ended June 30,	Three months ended June 30,
	2025	2024	Change	Change %
General and administrative expenses	$2,717	$2,503	$214	8.5%

The increase in general and administrative expenses for the three months ended June 30, 2025, compared to the prior period, is primarily related to an increase in payroll expense and the timing of legal and professional fees.

	Six months ended June 30,	Six months ended June 30,
	2025	2024	Change	Change %
General and administrative expenses	$5,261	$5,010	$251	5.0%

The increase in general and administrative expenses for the six months ended June 30, 2025, compared to the prior period, is primarily related to an increase in payroll expense and the timing of legal and professional fees.

Fair value adjustment to investment properties

In accordance with IFRS Accounting Standards, management has elected to use the fair value model to account for investment properties. Fair value adjustments were determined based on the movement of various parameters, including changes in NOI and capitalization rates.

For the three months ended June 30, 2025, total investment properties decreased by $289.7 million primarily due to the completion of the Contribution Transaction encompassing the asset sale of $431.5 million, as well as a fair value loss to investment properties of $2.9 million. These decreases were partially offset by the two acquisitions during Q2 2025 of $141.4 million and additions to investment properties in use of $3.3 million.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

For the six months ended June 30, 2025, total investment properties decreased by $442.3 million primarily due to the Property Dispositions of $646.8 million, as well as a fair value loss to investment properties of $2.9 million. These decreases were partially offset by the Property Acquisitions of $202.5 million and additions to investment properties in use of $4.9 million.

Further information can be found in the “Investment property portfolio” section below.

Finance costs from operations and finance income

Finance costs from operations consist of interest expense on loans and borrowings, amortization of deferred financing costs, amortization of issuance (premium) discounts, interest paid on hedging instruments which are recognized in profit or loss, interest expense on Convertible Debentures, loss on extinguishment of debt, transaction costs for the issuance of Convertible Debentures and distributions to tenant in common interests.

Finance income consists of interest income on interest rate derivatives, consisting of interest rate swaps and swaptions, and interest income on a note receivable and other interest-bearing accounts.

While these line items are presented separately on the condensed consolidated interim statement of net loss and comprehensive loss, they should be aggregated to practically explain the overall movement in net finance costs for the REIT for the comparative periods, as shown below.

	Three months ended June 30,	Three months ended June 30,
	2025	2024	Change	Change %
Finance costs from operations	$8,758	$11,425	$(2,667)	(23.3%	)
Finance income from interest rate derivatives	(2,778)	(3,963)	1,185	(29.9%	)
	$5,980	$7,462	$(1,482)	(19.9%	)

The decrease in finance costs from operations, net of finance income, for the three months ended June 30, 2025, as compared to the three months ended June 30, 2024, is primarily attributable to the timing of the Property Acquisitions and the Property Dispositions in 2025 to-date, as well as the Non-Stabilized Property. As a result of these transactions in aggregate, total loans and borrowings decreased from $793.2 million as of June 30, 2024 to $659.9 million as of June 30, 2025, a reduction of $133.3 million, which directly corresponds to the finance costs (net of finance income) in the comparative periods.

	Six months ended June 30,	Six months ended June 30,
	2025	2024	Change	Change %
Finance costs from operations	$20,331	$23,001	$(2,670)	(11.6%	)
Finance income from interest rate and note receivable	(5,334)	(7,858)	2,524	(32.1%	)
	$14,997	$15,143	$(146)	(1.0%	)

The decrease in finance costs from operations, net of finance income, for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, is primarily attributable to the timing of the Property Acquisitions and the Property Dispositions in 2025 to-date, as well as the Non-Stabilized Property, and their impact on total loans and borrowings.

Costs of disposition of investment properties

Costs of disposition of investment properties are the difference between the net sale proceeds and the carrying amount of the investment properties. They represent the costs incurred to sell the assets such as brokerage and other advisory fees, title costs, real estate tax credits, legal and other costs associated with sales and are recognized in the statement of loss and comprehensive loss in the year of the sale.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The REIT incurred costs of disposition of investment properties of $6.3 million and $11.5 million as a result of the Property Dispositions during the three and six months ended June 30, 2025, respectively.

Distributions on Class B Units

Class B Units are designated as financial liabilities and are, in all material aspects, economically equivalent to the Units on a per unit basis.

	Three months ended June 30,	Three months ended June 30,
	2025	2024	Change	Change %
Distributions on Class B Units	$1,427	$2,617	$(1,190)	(45.5%	)

Distributions on Class B Units for the three months ended June 30, 2025, compared to the three months ended June 30, 2024, decreased $1.4 million, or 45.5%, due to the cancellation of 15,000,000 Class B Units in connection with the Contribution Transaction, partially offset by $0.2 million due to an increase in the REIT’s monthly distribution which was made in August 2024.

	Six months ended June 30,	Six months ended June 30,
	2025	2024	Change	Change %
Distributions on Class B Units	$4,249	$5,243	$(994)	(19.0%	)

Distributions on Class B Units for the six months ended June 30, 2025, compared to the six months ended June 30, 2024, decreased $1.4 million, or 19.0%, due to the cancellation of 15,000,000 Class B Units in connection with the Contribution Transaction, partially offset by $0.4 million due to an increase in the REIT’s monthly distribution which was made in August 2024.

Fair value adjustment to derivatives and other financial liabilities

Fair value adjustments to derivatives and other financial liabilities consists of fair value adjustments recorded to Class B Units, interest rate derivatives, Convertible Debentures, prepayment embedded derivatives and Unit-based compensation.

Class B Units are measured at fair value with any changes in fair value recorded in profit or loss. The fair value adjustments of Class B Units are calculated using the Unit closing price as of the end of the reporting period. An increase in the Unit closing price over the period results in a fair value loss whereas a decrease in the Unit closing price over the period results in a fair value gain. The fair value adjustment results from the fair value of Class B Units as of the end of the period.

The REIT is subject to eight receive-variable / pay-fixed interest rate derivatives based on various USD – Secured Overnight Financing Rate (“SOFR”) Chicago Mercantile Exchange (“CME”) terms. These instruments are used to manage interest rate exposure over their respective maturities. The valuation of these instruments was determined using discounted cash flow or mark-to-market analyses based on the contractual terms of the derivatives, including the period to maturity of each instrument, using observable market-based inputs, including interest rate curves and implied volatilities. Changes in fair value are recognized as a fair value adjustment to interest rate derivatives in the condensed consolidated interim financial statements.

Management considers whether a contract contains an embedded derivative at inception of the contract. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through the statements of comprehensive income. Under IFRS 9, Financial Instruments: Recognition and Measurement, (“IFRS 9”) certain early redemption options that meet the definition of an embedded derivative are bifurcated from the financial liability and measured at fair value. The fair value of the prepayment embedded derivatives has been determined using a SOFR based interest rate swap options as a proxy.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

	Three months ended June 30,	Three months ended June 30,
	2025	2024
Fair value adjustment to Class B Units - (gain)/loss	$19,502	$22,881
Fair value adjustment to Convertible Debentures - (gain)/loss	—	522
Fair value adjustment to interest rate derivatives - (gain)/loss	1,411	(3,491)
Fair value adjustment to other liabilities (gain)/loss	41	—
Fair value adjustment to prepayment embedded derivatives - (gain)/loss	74	(183)
Fair value adjustment to derivatives and other financial liabilities - (gain)/loss	$21,028	$19,729

For the three months ended June 30, 2025, the REIT recognized a fair value loss on Class B Units of $0.1 million as a result of an increase in the Unit closing price from $13.00 per Unit as of March 31, 2025 to $13.02 per Unit as of June 30, 2025. Additionally, 6,689,380 of the 15,000,000 Class B Units exchanged under the Contribution Transaction on April 30, 2025, were remeasured at the contractual exchange price of $15.90 per Class B Unit, resulting in a fair value loss of $19.4 million. For the three months ended June 30, 2024, the fair value loss of $22.9 million was a result of the increase in the Unit closing price from $11.05 per Unit as of March 31, 2024 to $11.99 per Unit as of June 30, 2024.

No fair value adjustment to Convertible Debentures was recorded for the three months ended June 30, 2025 (which was repaid in full on January 3, 2025). For the three months ended June 30, 2024, the REIT recognized a fair value loss on Convertible Debentures of $0.5 million as a result of an increase in the closing price of the REIT’s Convertible Debentures to $96.50 as of June 30, 2024 from $95.25 per Convertible Debenture as of March 31, 2024.

For the three months ended June 30, 2025, the REIT recognized a fair value loss on interest rate derivatives of $1.4 million due to current forecasted SOFR rates as of June 30, 2025, as compared to the contractual fixed rates inherent in the derivatives.

For the three months ended June 30, 2025, the fair value on prepayment embedded derivatives remained flat as a result of minimal changes in the proxy SOFR based interest rate swap options as of June 30, 2025.

	Six months ended June 30,	Six months ended June 30,
	2025	2024
Fair value adjustment to Class B Units - (gain)/loss	$61,040	$2,347
Fair value adjustment to Convertible Debentures - (gain)/loss	—	626
Fair value adjustment to interest rate derivatives - (gain)/loss	5,050	(9,339)
Fair value adjustment to other liabilities (gain)/loss	120	—
Fair value adjustment to prepayment embedded derivatives - (gain)/loss	90	(58)
Fair value adjustment to derivatives and other financial liabilities - (gain)/loss	$66,300	$(6,424)

For the six months ended June 30, 2025, the REIT recognized a fair value loss on Class B Units of $17.5 million as a result of an increase in the Unit closing price from $12.13 per Unit as of December 31, 2024 to $13.02 per Unit as of June 30, 2025. Additionally, 15,000,000 Class B Units exchanged under the Contribution Transaction on April 30, 2025 were remeasured at the contractual exchange price of $15.90 per Class B Unit, resulting in a fair value loss of $43.5 million. For the six months ended June 30, 2024, the fair value loss of $2.3 million was a result of the increase in the Unit closing price from $11.87 per Unit as of December 31, 2023 to $11.99 per Unit as of June 30, 2024.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

No fair value adjustment to Convertible Debentures was recorded for the six months ended June 30, 2025 (which was repaid in full on January 3, 2025). For the six months ended June 30, 2024, the REIT recognized a fair value loss on Convertible Debentures of $0.6 million as a result of an increase in the closing price of the REIT’s Convertible Debentures to $96.50 as of June 30, 2024 from $95.00 per Convertible Debenture as of December 31, 2023.

For the six months ended June 30, 2025, the REIT recognized a fair value loss on interest rate derivatives of $5.1 million due to current forecasted SOFR rates as of June 30, 2025, as compared to the contractual fixed rates inherent in the derivatives.

For the six months ended June 30, 2025, the fair value on prepayment embedded derivatives remained flat as a result of minimal changes in the proxy SOFR based interest rate swap options as of June 30, 2025.

Net loss and comprehensive loss

	Three months ended June 30,	Three months ended June 30,
	2025	2024	Change
Net loss and comprehensive loss	$(22,479)	$(39,205)	$16,726

Net loss and comprehensive loss for the three months ended June 30, 2025 compared to the net loss and comprehensive loss for the three months ended June 30, 2024 decreased by $16.7 million, primarily due to adjustments to fair value of investment properties and derivatives and other financial liabilities from March 31, 2025 to June 30, 2025 and March 31, 2024 to June 30, 2024, respectively, as well as costs of dispositions of $6.3 million, and is not considered comparable period over period.

	Six months ended June 30,	Six months ended June 30,
	2025	2024	Change
Net loss and comprehensive loss	$(63,327)	$(40,776)	$(22,551)

Net loss and comprehensive loss for the six months ended June 30, 2025 compared to the net loss and comprehensive loss for the six months ended June 30, 2024 decreased by $22.6 million, primarily due to adjustments to fair value of investment properties and derivatives and other financial liabilities from December 31, 2024 to June 30, 2025 and December 31, 2023 to June 30, 2024, respectively, as well as costs of dispositions of $11.5 million, and is not considered comparable period over period.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

RECONCILIATION OF NON-GAAP MEASURES

FFO, FFO per Unit, AFFO, AFFO per Unit and AFFO Payout Ratio

Set out below is a reconciliation of unaudited FFO and AFFO for the periods presented:

	Three months ended June	Three months ended June	Six months ended June	Six months ended June
	30, 2025	30, 2024	30, 2025	30, 2024
Net loss and comprehensive loss	$(22,479)	$(39,205)	$(63,327)	$(40,776)
Adjustments to arrive at FFO
Distributions on Class B Units	1,427	2,617	4,249	5,243
Fair value adjustment to investment properties	2,856	30,683	2,930	69,401
Fair value adjustment to investment properties (IFRIC 21)	6,351	8,327	(16,069)	(13,884)
Property tax liability adjustment, net (IFRIC 21)	(6,351)	(8,327)	16,069	13,884
Fair value adjustment to derivatives and other financial liabilities	21,028	19,729	66,300	(6,424)
Fair value adjustment to unit-based compensation	27	283	(38)	281
Costs of dispositions of investment properties	6,294	—	11,475	—
Principal payments on lease liability	—	(35)	(36)	(69)
Depreciation of right-to-use asset	—	34	33	67
Funds from Operations (“FFO”)	$9,153	$14,106	$21,586	$27,723
FFO per Unit	$0.21	$0.26	$0.44	$0.51
Adjustments to arrive at AFFO
Maintenance capital expenditures	(669)	(1,401)	(1,218)	(2,114)
Straight line rental revenue differences	(107)	8	(204)	(8)
Adjusted Funds from Operations (“AFFO”)	$8,377	$12,713	$20,164	$25,601
AFFO per Unit	$0.19	$0.24	$0.41	$0.48
Distributions declared	$6,119	$6,929	$13,634	$13,875
AFFO Payout Ratio	73.0%	54.5%	67.6%	54.2%
Weighted average unit count	43,951,971	53,838,699	48,901,137	53,847,588

NOI and NOI Margin

Set out below is a reconciliation of the unaudited NOI and NOI margin for the periods presented:

	Three months ended June 30,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2025	2024	2025	2024
Total revenue	$33,697	$42,232	$77,173	$84,215
Property operating expenses	(10,604)	(12,066)	(23,211)	(24,026)
Real estate taxes	1,108	2,267	(28,151)	(26,128)
	24,201	32,433	25,811	34,061
Property tax liability adjustment (IFRIC 21)	(6,351)	(8,327)	16,069	13,884
Net Operating Income (“NOI”)	$17,850	$24,106	$41,880	$47,945
NOI margin	53.0%	57.1%	54.3%	56.9%

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

NAV and NAV per Unit

Set out below is a reconciliation of the NAV and NAV per Unit as June 30, 2025, and December 31, 2024:

	June 30, 2025	December 31, 2024
Unitholders’ equity	$585,873	$657,596
Class B Units	67,392	243,712
NAV	$653,265	$901,308
Unit count, as of the end of period	39,021,863	53,822,040
NAV per Unit	$16.74	$16.75

Debt to Gross Book Value

Set out below is a reconciliation of the Debt to Gross Book Value as of June 30, 2025, and December 31, 2024:

	June 30, 2025	December 31, 2024
Loans and borrowings (current portion)	$29,162	$49,951
Loans and borrowings (non-current portion)	630,753	737,572
Convertible Debentures	—	41,764
Total loans and borrowings and Convertible Debentures (“Debt”)	659,915	829,287
Gross Book Value	$1,348,625	$1,782,583
Debt to Gross Book Value	48.9%	46.5%

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2025, the capital structure of the REIT was as follows:

	June 30, 2025	December 31, 2024
Indebtedness
Loans and borrowings (current portion)	$29,162	$49,951
Loans and borrowings (non-current portion)	630,753	737,572
Convertible Debentures	—	41,764
Class B Units	67,392	243,712
	727,307	1,072,999
Unitholders’ equity
Unitholders’ equity	585,873	657,596
Total capitalization	$1,313,180	$1,730,595

Liquidity and capital resources are used to fund capital investments in the investment properties, development and acquisition activities, servicing of debt obligations and distributions to Unitholders. The principal source of liquidity is NOI generated from property operations. For the six months ended June 30, 2025, cash provided by operating activities was $21.8 million. Business operations are also financed using property-specific mortgages, credit facilities and equity financing.

As of June 30, 2025, the REIT had liquidity of $82.5 million, consisting of cash and cash equivalents of $21.5 million and $61.0 million available on the Credit Facility (defined below). The REIT can obtain additional liquidity through adding unencumbered properties to the borrowing base.

As of June 30, 2025, current liabilities of $130.5 million exceeded current assets of $41.9 million, resulting in working capital deficit of $88.6 million, which includes Class B Units of $67.4 million. The Class B Units are economically equivalent to Units and are redeemable by the holder thereof for cash or Units (on a one-for-one basis subject to customary anti-dilution adjustments), as determined by BSR in its sole discretion.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The REIT maintains a senior secured revolving credit facility provided by various banks (the “Credit Facility”) with a maximum revolving credit availability of $500.0 million, of which $317.1 million was available as of June 30, 2025. The Credit Facility is secured by ten borrowing base properties. On June 9, 2023, the Credit Facility maturity was extended by one year to September 30, 2026, with no other contractual changes as a result of the extension. The Credit Facility currently bears interest at SOFR at a selected term of one-month, three-months or six-months plus a contractual margin adjustment based on the duration selected (“Adjusted Term SOFR”), as defined in the Credit Facility, plus 1.45% to 1.90% based on meeting certain leverage ratios as defined in the Credit Facility. Alternatively, the REIT has the ability to borrow using the greatest of (i) lender prime rate, (ii) the Fed Funds rate plus 0.5%, or (iii) 1-month SOFR plus 1.0% (the “Base Rate”) loans plus a rate equal to 0.45% to 0.90%. As of June 30, 2025 and December 31, 2024, the balance outstanding on the Credit Facility was $256.2 million and $295.2 million, respectively, at a variable interest rate of 6.0% for each period ended.

Mortgage notes as of June 30, 2025 mature at various dates from 2026 through 2056. Outside of the regular principal amortization of existing loans and borrowings, a balloon payment of $27.8 million on one property mortgage comes due in the next twelve months. No formal agreements have been entered into at this time to refinance this mortgage; however, the REIT has borrowing capacity under its credit facility as well as various other alternatives to refinance this specific property.

The REIT has entered into eight receive-variable / pay-fixed interest rate derivatives based on various USD – SOFR CME terms with an aggregate notional value of $623.0 million, of which $473.0 million was active as of June 30, 2025, to manage interest rate exposure with respect to the Credit Facility, as well as other variable rate mortgage notes payable.

As of June 30, 2025, the interest rate derivatives structure of the REIT was as follows:

	Maturity date	Fixed rate	Forward swap effective date	Counterparty optional termination date	Notional amount	Carrying value and fair value
Interest rate derivatives, as of June 30, 2025
Raymond James	9/1/2025	5.07%	n/a	n/a	$1,010	$(3)
Bank of Montreal[1]	8/31/2029	2.16%	n/a	7/3/2025	150,000	—
Bank of Montreal	7/27/2029	2.09%	n/a	7/3/2026	65,000	939
Bank of Montreal	7/1/2032	3.48%	n/a	1/2/2026	60,000	(735)
Bank of Montreal	7/1/2032	3.27%	n/a	1/2/2026	105,000	(655)
Bank of Montreal	7/1/2031	2.25%	n/a	2/1/2027	50,000	739
Bank of Montreal	2/1/2030	3.13%	n/a	2/2/2026	42,000	(143)
Bank of Montreal	7/1/2030	2.88%	7/1/2025	7/1/2027	150,000	138
					$623,010	$280

1 On July 3, 2025, the 2.16% $150 million interest rate swap was terminated by the counterparty.

On April 3, 2025, the REIT entered into a new receive-variable based USD-SOFR CME/pay fixed interest rate swap on a notional value of $150.0 million at a fixed rate of 2.88% which will be effective July 1, 2025. The interest rate swap will mature on July 1, 2030, subject to the counterparty’s optional early termination date of July 1, 2027.

The REIT funds capital expenditures with cash flows from operations and available borrowing capacity under existing credit facilities.

Subject to market conditions, the REIT may raise funding through equity financing. The REIT believes that its capital structure will provide it with financial flexibility to pursue future growth strategies. However, the REIT’s ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, future operating performance, which will be affected by general economic, industry, financial and other factors, including the impact of factors beyond the REIT’s control. See “Risk Factors”.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

CONTRACTUAL COMMITMENTS

The REIT seeks to maintain a combination of short, medium and long-term debt maturities that are appropriate for the overall debt level of its portfolio, considering the availability of financing and market conditions, and the financial characteristics of each investment property. As of June 30, 2025, the REIT’s mortgage debt and Credit Facility was 100% fixed or economically hedged to fixed rates.

Management administers a portion of its variable-rate loans and borrowings using interest rate derivatives that alter the REIT’s exposure to the impact of changing interest rates. See section “Fair value adjustments to derivatives and other financial liabilities” for more detail. The REIT expects to be able to meet all obligations as they become due using some or all of the following sources of liquidity: cash flow generated from property operations, property-specific mortgages, existing cash and cash equivalents on hand and available borrowing capacity under existing credit facilities.

The following table provides information on the carrying balance and the non-discounted contractual maturities of financial liabilities of the REIT with fixed repayment terms, including estimated interest payments:

	Carrying amount	Contractual cash flows	1 year	2 years	3 years	4 years	5 years	More than 5 years
Loans and borrowings	$659,915	$664,298	$29,162	$417,030	$10,141	$137,252	$36,701	$34,012
Interest payable	2,773	75,851	32,117	15,068	7,060	3,457	2,169	15,980
Interest rate derivatives liability	1,536	1,536	3	—	—	—	143	1,390
Capital improvements liability	289	289	289	—	—	—	—	—
Accounts payable and other liabilities	30,847	30,847	30,847	—	—	—	—	—
	$695,360	$772,821	$92,418	$432,098	$17,201	$140,709	$39,013	$51,382

UNITHOLDERS EQUITY AND DISTRIBUTIONS

On October 4, 2023, the REIT renewed its normal course issuer bid (the “2023 NCIB”) for the 12-month period through October 5, 2024, permitting the REIT to purchase for cancellation up to a maximum of 3,186,336 Units, or approximately 10% of the public float as of September 27, 2023, over the 12-month period commencing October 6, 2023. The REIT concurrently renewed the automatic securities purchase plan (the “2023 ASPP”). On October 5, 2024, the REIT’s 2023 NCIB expired. As of December 31, 2024, the REIT purchased and cancelled 3,137,895 Units under the 2023 NCIB and 2023 ASPP at an average price of $10.65 per Unit. The REIT suspended its 2023 ASPP in December 2023.

On November 7, 2024, the Toronto Stock Exchange (the “TSX”) accepted the REIT’s notice of intention to make a normal course issuer bid (the “2024 NCIB”) commencing on November 12, 2024 for up to a maximum of 2,856,430 of its issued and outstanding Units, or approximately 10% of the public float as of October 29, 2024, for cancellation over the 12-month period commencing November 12, 2024 through to November 11, 2025. The REIT did not purchase or cancel any Units under its renewed 2024 NCIB for the six months ended June 30, 2025.

All Units purchased under the 2024 NCIB will be cancelled upon their purchase. The REIT intends to fund the purchases out of its available resources.

The REIT adopted a distribution policy pursuant to which the REIT makes cash distributions to Unitholders and, through BSR Trust, holders of Class B Units (“Class B Unitholders”), on a monthly basis. Pursuant to this distribution policy, distributions are paid to Unitholders and Class B Unitholders of record at the close of business on the last business day of a month on or about the 15th day of the following month. Distributions must be approved by the Board and are subject to change depending on the general economic outlook and financial performance of the REIT. The REIT does not use net income in accordance with IFRS Accounting Standards as the basis to establish the level of distributions as net income includes, among other items, non-cash fair value adjustments related to its property portfolio.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

In August 2024, the Board approved a 7.7% increase to the cash distribution to $0.56 per Unit and Class B Unit on an annualized basis beginning with the August 2024 distribution paid on September 16, 2024.

For the six months ended June 30, 2025, the REIT announced total distributions of $0.28 per Unit ($0.56 per Unit annualized), resulting in total distributions declared to Unitholders and Class B Unitholders of $13.6 million for the period ($13.9 million for the six months ended June 30, 2024).

In accordance with National Policy 41-201 - Income Trusts and Other Indirect Offerings, the REIT provides the following additional disclosure relating to cash distributions:

	Six months ended June 30, 2025	Six months ended June 30, 2024
Cash provided by operating activities	$21,828	$20,556
Less: Interest paid	(19,422)	(18,244)
Add: Interest received	5,472	7,647
	7,878	9,959
Less: Distributions paid to Unitholders	(9,389)	(8,627)
Less: Distributions paid to Class B Unitholders	(4,950)	(5,245)
Deficit of cash provided by operating activities over distributions paid	$(6,461)	$(3,913)

For the six months ended June 30, 2025, cash provided by operating activities was less than the combined distributions and net interest paid. This is primarily due to the timing of annual property tax payments made of $26.6 million during the six months ended June 30, 2025.

While cash flows provided by operating activities are generally sufficient to cover distribution requirements, the timing of expenses and fluctuations in non-cash working capital may result in a temporary shortfall. In these cases, some portion of distributions may come from the REIT’s capital or financing sources other than cash provided by operating activities.

INVESTMENT PROPERTY PORTFOLIO

Investment properties include land and land improvements, building and building improvements, as well as furniture and equipment. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at fair value. Subsequent capital expenditures are added to the carrying value of the investment properties only when it is probable that future economic benefits will flow to the property and the cost can be measured reliably. Management evaluates financial performance of the investment property portfolio by analyzing the performance of the portfolio in a given period.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The investment property portfolio had 25 properties in use, as of June 30, 2025. A reconciliation of the carrying value for investment properties at the beginning and end of the period is set out below:

	Six months ended June 30, 2025	Six months ended June 30, 2024
Investment properties in use, beginning of period	$1,746,650	$1,742,974
Property acquisitions	202,496	—
Property dispositions	(646,800)	—
Additions to investment properties in use	4,942	6,874
Change in fair value of investment properties	(2,930)	(69,401)
	1,304,358	1,680,447
IFRIC 21 fair value adjustment	11,659	13,884
IFRIC 21 real estate tax liability adjustment	(11,659)	(13,884)
Investment property in use, end of period	1,304,358	1,680,447

Investment property under development, beginning of period	—	39,987
Additions to investment property under development	—	14,014
Investment property under development, end of period	—	54,001

Investment properties, end of period	$1,304,358	$1,734,448

INVESTMENT PROPERTY VALUATION

The REIT uses an internal valuation process to value the investment properties as of June 30, 2025. The REIT engages third party appraisers to prepare valuations on a portion of the portfolio annually, such that the entire portfolio is appraised at least once every three years. As part of management’s internal valuation program, the REIT considers external valuations performed by independent national real estate valuation firms for a cross-section of properties that represent different geographical locations across the REIT’s portfolio and updates, as deemed necessary, the valuation models to reflect current market data.

The estimated fair value of each investment property was determined using the direct capitalization income method. The stabilized future cash flows are divided by an overall capitalization rate. The capitalization rates were derived in part from a combination of third-party information and the observation of industry trends (Level 3 inputs). Assumptions used to derive capitalization rates include property age, amenities, renovations, geographic region, capital expenditures assumptions and location.

For the six months ended June 30, 2025, the change in fair value of investment properties of $2.9 million was primarily driven minor net reduction in stabilized future cash flows.

A significant increase (decrease) in stabilized future cash flows in isolation would result in a significantly higher (lower) fair value. A significant increase (decrease) in capitalization rate estimates in isolation would result in significantly lower (higher) fair value.

The high, low, and overall weighted average capitalization rates are set out below:

	June 30, 2025	December 31, 2024
Capitalization rates
High	7.5%	7.4%
Low	4.8%	4.6%
Weighted average	5.2%	5.2%

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

CASH FLOWS

The REIT held cash and cash equivalents of $21.5 million as of June 30, 2025. The changes in cash flows for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 are as follows:

	Six months ended June 30, 2025	Six months ended June 30, 2024
Cash provided by operating activities	$21,828	$20,556
Cash provided by (used in) investing activities	189,391	(9,536)
Cash used in financing activities	(198,417)	(5,325)
Increase in cash and cash equivalents during the period	$12,802	$5,695

Operating activities

Operating activities for the six months ended June 30, 2025 generated a net cash inflow of $21.8 million. This cash flow from operating activities was largely driven by cash inflows from normal business operations (net income adjusted for non-cash items and financing activities).

Investing activities

Investing activities for the six months ended June 30, 2025 generated a net cash inflow of $189.4 million. This was primarily driven by cash received on sale of investment properties of $395.2 million, offset by cash spent on the Property Acquisitions of $202.1 million and other investing activities of $3.6 million.

Financing activities

Financing activities for the six months ended June 30, 2025 generated a net cash outflow of $198.4 million. This was primarily driven by principal payments of loans and borrowings of $347.5 million, interest paid of $19.4 million, distributions paid of $14.3 million, redemption of Convertible Debentures of $41.5 million and other financing activities of $1.7 million, partially offset by $220.6 million in proceeds from the issuance of loans and borrowings and $5.5 million in interest received.

UNITS OUTSTANDING

The total number of Units, Class B Units and Deferred Units outstanding as of June 30, 2025 and June 30, 2024 are as follows:

	June 30, 2025	June 30, 2024
Units	33,500,425	33,381,737
Class B Units	5,176,049	20,133,381
Deferred Units	345,389	273,315
Total unit count outstanding	39,021,863	53,788,433
Weighted average unit count (three months ended)	43,951,971	53,838,699
Weighted average unit count (six months ended)	48,901,137	53,847,588

Under the Declaration of Trust, the REIT is permitted to issue an unlimited number of Units.

Subject to certain limitations, the Class B Units are redeemable at the option of the holder and, therefore, are considered puttable instruments in accordance with International Accounting Standard 32 (“IAS 32”). Upon notice of redemption, BSR Trust may redeem the Class B Units for cash or Units in its sole discretion. Therefore, the Class B Units meet the definition of a financial liability under IAS 32.

Deferred Units are issued to the Board and vest immediately upon grant.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The unit count includes the combined Units, Class B Units and issued Deferred Units, weighted based on the respective ownership dates during the periods.

Additionally, unvested Restricted Units (“RUs”) and Performance Units (“PUs”) issued to the REIT’s management as of June 30, 2025 totalled 85,669 RUs and 287,527 PUs, respectively.

TRANSACTIONS WITH RELATED PARTIES

The condensed consolidated interim financial statements include the following related party transactions:

•	Distributions on Units of $1.2 million were declared to Bailey/Hughes holders during the six months ended June 30, 2025 ($1.2 million during the six months ended June 30, 2024).

•	Distributions on Class B Units of $2.8 million were declared to key management personnel, primarily the Bailey/Hughes Holders, during the six months ended June 30, 2025 ($3.5 million during the six months ended June 30, 2024). Key management personnel of the REIT are those persons having the authority and responsibility for planning, directing and controlling the activities of the REIT directly or indirectly.

•	Compensation expenses include $2.1 million paid to key management personnel during the six months ended June 30, 2025 ($3.0 million during the six months ended June, 2024), which includes short-term employee compensation and benefits and unit-based compensation.

•	The REIT leases its Little Rock, Arkansas corporate headquarters from an irrevocable trust controlled by the family of the REIT’s President, Chief Executive Officer and Chief Investment Officer, Dan Oberste, and the former Executive Vice-Chair of the Board, John S. Bailey. The lease expired on March 31, 2025, after which the REIT continues to make payments month-to-month.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Management makes estimates and assumptions concerning the future. The resulting accounting estimates may differ from actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying values of assets and liabilities within the next financial period are outlined below.

Investment properties

Investment properties consist of investment properties in use. Properties are determined to be investment properties when they are held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business. Investment properties includes land and land improvements, building and building improvements, as well as furniture and equipment and certain intangibles, such as in-place leases, if any. Investment properties are measured initially at cost, including transaction costs, except for investment properties acquired in a business combination, where such costs are expensed as incurred. Subsequent to initial recognition, investment properties are measured at fair value.

Unrealized gains and losses arising from changes in the fair value of investment properties are included in profit or loss in the period in which they arise. Fair values are primarily determined internally by management using the direct capitalization income method. As part of management’s internal valuation program, the REIT considers external valuations performed by independent national real estate valuation firms for a cross-section of properties that represent different geographical locations across the REIT’s portfolio. On a quarterly basis, the valuation team reviews and updates, as deemed necessary, the valuation models to reflect current market data.

Subsequent capital expenditures are added to the carrying value of the investment properties only when it is probable that future economic benefits will flow to the property and the cost can be measured reliably. All repairs and maintenance costs are expensed as incurred.

The REIT uses an internal valuation process to value the investment properties as of June 30, 2025. The fair value of each investment property was determined using the direct capitalization income method. The stabilized future cash flows are divided by an overall capitalization rate. The capitalization rates were derived in part from a combination of third-party information and the observation of industry trends (Level 3 inputs). Assumptions used to derive capitalization rates include property age, amenities, renovations, geographic region and location.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

As mentioned above, the REIT engages third party appraisers to prepare valuations on a portion of the portfolio annually, such that the entire portfolio is appraised at least once every three years.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the disclosure controls or internal controls over financial reporting of the REIT will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control systems objectives will be met.

Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused an evaluation under their direct supervision of, the design of disclosure controls and procedures and internal controls over financial reporting (as defined in NI 52-109) as of June 30, 2025. In making this assessment, the Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, the REIT has concluded that it has a) designed disclosure controls and procedures to provide reasonable assurance that (i) material information relating to the REIT is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which the interim filings are being prepared and (ii) information required to be disclosed by the REIT in its various reports filed or submitted under securities legislation is recorded, processed, summarized and reported within time periods specified in securities legislation; and b) designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

There have been no changes in the internal controls over financial reporting of the REIT during the period of this MD&A that have materially affected, or are reasonably likely to materially affect, the REIT’s internal controls over financial reporting.

FINANCIAL RISK MANAGEMENT

The REIT’s activities expose it to credit risk, market risk and liquidity risk. Risk management is carried out by the Chief Financial Officer under policies approved by senior executive management. The REIT faces a variety of significant and diverse risks, many of which are inherent in the business conducted by the REIT, BSR Trust and the residents of the properties. The disclosure in this MD&A is subject to the risk factors outlined below.

Liquidity risk is the risk that the REIT will encounter difficulty in meeting obligations associated with the maturity of financial obligations. The REIT’s liquidity is subject to macroeconomic, financial, competitive and other factors that are beyond the REIT’s control.

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three and six months ended June 30, 2025

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Liquidity risk is managed through cash flow forecasting. Management monitors forecasts of the REIT’s liquidity requirements to ensure it has sufficient cash to meet operational needs through maintaining sufficient cash and/or availability on the undrawn Credit Facility and the Line of Credit and ensuring that it meets its financial covenants related to debt agreements. Such forecasting involves a significant degree of judgment, takes into consideration current and projected macroeconomic conditions, the REIT’s cash collection efforts, debt financing plans, and covenant compliance required under the terms of debt agreements. There is a risk that such liquidity forecasts may not be achieved and that currently available debt financing may no longer be available to the REIT at terms and conditions that are favorable to the REIT, or at all.

RISK FACTORS

The REIT faces a variety of significant and diverse risks, many of which are inherent in the business conducted by the REIT. The AIF contains a detailed summary of risk factors pertaining to the REIT and its business under the heading “Risk Factors”, which section is hereby incorporated herein by reference. The disclosures in this MD&A are subject to the risk factors outlined in the AIF. Other risks and uncertainties that the REIT does not presently consider to be material, or of which the REIT is not presently aware, may become important factors that affect the REIT’s future financial condition and results of operations. The occurrence of any of the risks discussed in the AIF could materially and adversely affect the business, prospects, financial condition, results of operations, cash flow or the ability of the REIT to make cash distributions to Unitholders and Class B Unitholders or the value of the Units.